                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                      -----------------------------------

                                   FORM 10-SB
                          as amended by Form 10-SB/A-1

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                 BENTHOS, INC.
--------------------------------------------------------------------------------
                (Name of Small Business Issuer in Its Charter)


              Massachusetts                                04-2381876
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     (State or Other Jurisdiction of                     (I.R.S. Employer
     Incorporation or Organization)                      Identification No.)


49 Edgerton Drive, Falmouth, Massachusetts                      02556
-------------------------------------------------    ---------------------------
 (Address of Principal Executive Offices)                     (Zip Code)


                                 508-563-1000
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               (Issuer's Telephone Number, Including Area Code)


          Securities to be registered under Section 12(b) of the Act:


                                    Name of Each Exchange on
     Title of Each Class            Which Each Class is to be
     to be so Registered            Registered

            None

          Securities to be registered under Section 12(g) of the Act:

                        Common Stock, $.0667 par value

     Benthos, Inc. hereby amends Items 1 and 9 of its Registration Statement on Form 10-SB to read as follows:


ITEM 1.  DESCRIPTION OF BUSINESS

     Benthos, Inc. (the "Company") was founded in 1962 to act as a supplier of oceanographic products. It was incorporated as a Massachusetts corporation in 1965. Over the last 34 years, the Company has developed and acquired new technology and products. Currently, the Company consists of two distinct divisions: the Undersea Systems Division and the Container Inspection Systems Division.

     During the last three years, the Company has been going through a period of marketing and product transition. From 1962 to 1993 the Company's sales were primarily in the Undersea Systems Division, predominantly to educational, governmental and research institutions. During 1994 and 1995, the sales in these markets declined as government funding for these institutions was reduced primarily as a result of a decrease in governmental expenditures for military and scientific purposes. During the same period, the sales of the Container Inspection Systems Division increased by 67.6%, from $3,071,000 in fiscal 1994 to $5,146,000 in the first nine months of fiscal 1996. Recent growth in the Container Inspection Systems Division has been spurred in large part by the sale of equipment to the North American brewery industry. See Item 2, "Management's Discussion and Analysis" herein.

     The Company's wholly-owned subsidiary, Benthos International, Inc. acts as a foreign sales corporation (FSC) for the Company's foreign sales. It has no substantial assets, liabilities or income.

Undersea Systems Division

     The Company's Undersea Systems Division designs, develops, manufactures and sells products and services used in oceanographic and undersea environments.
The markets for these products include the oceanographic research community (research institutions, universities, government agencies and similar organizations). Certain products are also sold to the oil industry (for offshore oil and gas exploration) and the nuclear power industry. The product range includes acoustic transponders used for location marking and navigation, acoustic release devices used for recovering instrumentation packages from the depths of the ocean, imaging systems (including video, 35mm and digital still cameras), hydrophones used for geophysical exploration and sound detection, remotely operated vehicles for inspection and light work tasks and glass flotation products used to house instruments and to provide buoyancy. The Company's undersea products are generally marketed under the trade name "Benthos."

Container Inspection Systems Division

     The Company's Container Inspection Systems Division designs, develops, manufactures and sells systems used to inspect the integrity of containers in the food, pharmaceutical and beverage industries. The customers for these systems include manufacturers of food, beverages and pharmaceuticals packaged in bottles, cans, glass jars, plastic containers and assorted vacuum packages with metal and plastic caps. These systems are marketed

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under the trade name "TapTone." TapTone systems integrate various sensor technologies with digital signal processing techniques in order to inspect containers for leakage, seal integrity, low or high pressure, and similar packaging defects. TapTone systems may be used on-line as continuous inspection systems that operate at production speeds or as off-line inspection systems to periodically validate package integrity.

1.   Principal Products

Undersea Systems

     The Company's undersea products are divided into five distinct product groups as follows:

     a.   Acoustics

     The Acoustics product group includes transponders, acoustic releases and companion deck control systems. Transponders are used to transmit and receive acoustic signals underwater for the purposes of determining location, navigation, or sending and receiving data. These products are used for scientific research, salvage and ship positioning operations. Both expendable and recoverable products are manufactured. The transponder line includes low cost versions that transmit a limited signal selection in response to a command received, as well as more sophisticated versions that can be programmed to transmit a wide variety of functions in response to received commands. Transponders are monitored by and communicate with companion deck units which are typically located on board a ship.

     Acoustic releases are sound-operated devices that will anchor underwater products in place and will release those products, allowing them to float to the surface, in response to an acoustic command signal transmitted from the surface. The acoustic release product line includes both deep water (up to 12,000 meters), heavy duty releases as well as recently introduced shallow water (up to 600 meters), light duty, low cost releases. Releases may be operated with companion deck control units.

     b.   Hydrophones

     Hydrophones are underwater sensors designed to produce an output signal in response to an acoustic pressure signal. They can be thought of as underwater microphones. The Company's hydrophone products are typically used in the offshore oil and gas exploration industry, where they listen to acoustic sound waves generated by the reflections of an acoustic signal as it bounces off of the various geological layers beneath the ocean floor. These data are used to generate information about the geological structure beneath the ocean as a means of locating promising oil and gas exploration sites. The Company's hydrophone product line is also used in military applications to listen for and detect submarines and other vessels under and on

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the surface of the ocean. Hydrophones may also be sold to research institutions for various applications such as listening to marine animals.

     The Company's hydrophone product line includes sophisticated versions that offer high sensitivity and can operate at great depth without significant variation in response, as well as low cost hydrophones for the seismic research industry that are produced in high production volumes. The Company's hydrophone products may be used with companion amplifiers that convert the electrical signals to usable formats and they may be integrated into arrays, which are groupings of hydrophones assembled together in long tubes for the purpose of added acoustic sensitivity and for listening to acoustic signals over a long distance.

     c.   Imaging

     The imaging product group consists of a line of cameras that are packaged in enclosures that allow them to operate at varying depths underwater. The Company's capabilities include still cameras (typically 35 mm), video cameras, and recently introduced digital still cameras that can capture an image comprised of digital data for transmission to the surface and subsequent processing by software. The Company also sells companion underwater camera flashes.

     The Company's imaging products are used in research to photograph underwater wildlife and geological formations. Imaging products are also used in the commercial market to photograph underwater structures, such as oil rigs and shipwrecks, for the purposes of inspection. Imaging products are also employed in military applications to remotely inspect underwater objects such as mines.

     d.   Remotely Operated Vehicles (ROVs)

     ROVs are unmanned underwater vehicles that are controlled from the surface by a skilled operator. The Company's ROV product line includes a number of specialized designs that are aimed at specific markets. These markets include the research sector, where ROVs may be used as a camera delivery system for visual documentation and inspection. ROVs are also sold to the nuclear power industry, where they are used to perform inspections and light work tasks in radioactive cooling water pools, and to the military sector, where they may be used for remote inspection and to retrieve or deliver objects. The Company's ROV products are also used for sewer and pipeline inspection. ROV systems are occasionally used by the entertainment industry.

     e.   Glass Flotation

     The Company manufactures a line of glass spheres that are used to provide buoyancy to underwater products and systems and

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may be used to house underwater instruments and electronics, such as transponders. Glass spheres are offered in three sizes depending on the individual requirements of buoyancy and/or housing size. The Company also customizes its glass spheres for individual customer requirements by providing various penetrations, machined surfaces and electrical connectors. The Company pressure tests all of its glass sphere products in order to insure successful operation at desired depths. Glass spheres are normally provided with companion plastic "hard hats" that allow for protection of the glass from breakage and for safe transport.

Container Inspection Systems

     The Company's container inspection systems are used to inspect bottles, cans and similar packages for a variety of defects. The TapTone product line includes the following:

     a.   TapTone II Pressure/Vacuum Discriminator

     TapTone II uses acoustic technology to test for acceptable levels of pressure or vacuum in containers that have metal closures and/or are metallic themselves (such as beverage cans, glass bottles with metal crowns, and conventional steel cans). These data are used to determine if the tested package meets preset quality acceptance criteria. TapTone II is used for a variety of food processing and beverage applications and its principal market is the brewing and beverage industry. The TapTone II system is an on-line, high speed inspection system designed to test 100% of produced products and to reject containers that are determined to be defective. A typical TapTone II system consists of a sensor assembly, an electronic control and display unit, and a rejector for removing defective containers from the production line. TapTone II is also available in a case configuration which incorporates multiple sensors for testing products that have been packaged in sealed cases.

     b.   Tracker

     The Tracker system uses a proximity sensor to measure the deflection of the metal lid on a container. These data are used to determine if the container meets preset quality acceptance criteria based upon lid deflection and its correlation with the pressure or vacuum inside the container. Tracker systems are normally used on beverage cans and conventional steel cans. Tracker systems are on-line, high speed inspection systems designed to test 100% of produced product, rejecting containers that are determined to be defective. A typical Tracker system consists of a sensor assembly, an electronic control and display unit, and a rejector for removing defective containers from the production line. Tracker systems are also available in a case configuration that incorporates multiple proximity sensors for testing products that have been packaged in sealed cases.

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     c.   Turbo Tracker

     The Turbo Tracker uses digital signal processing to enhance the accuracy and performance of the Tracker system, allowing the system to test a wider variety of containers. The Turbo Tracker system is also available in a case configuration.

     d.   Laser Tracker

     The Laser Tracker system is similar to the Tracker system except that it uses a laser beam to measure closure deflection on a container with a non-metallic lid or closure. These data are correlated with pressure inside the container and are used to determine container quality based upon preset criteria.

     e.   Squeezer System

     The Squeezer system mechanically deforms a resilient container with a preset force. These data are used to determine if the container is leaking based upon preset criteria. Squeezer systems are typically used on squeezable packages, such as plastic bottles, jugs, and pouches.

2.   Distribution and Marketing Methods

     The Undersea Systems Division and the Container Inspection Systems Division market their products through an international network of independent sales representatives and distributors. Sales representatives and distributors are located in North America, South America, Europe, the Far East, Africa and Australia. Domestic and international customers may also order the Company's products directly from its headquarters in Massachusetts. Both divisions of the Company participate in a number of trade shows and exhibitions around the world. The Company also maintains an internal staff of trained sales and marketing personnel with experience and expertise in the markets served by the Company.

3.   New Products

     The Company continually invests in new product development. Since October 1993, the Undersea Systems Division has introduced a digital still camera, a shallow water acoustic release, and a low cost Reduced Diameter Array ("RDA") seismic hydrophone. During that period, the Container Inspection Systems Division introduced the Turbo Tracker and the Laser Tracker.

4.   Competition

     Undersea Systems Division

     The Company competes with a variety of larger and smaller companies in each of its product sectors. The Company's policy is to compete based upon technical superiority and quality. In some product categories, such as glass flotation, the Company believes

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that it has a majority share of the market. In the hydrophone and ROV product groups, the Company has a minority market share and competes with larger companies, such as Teledyne, that have significantly more resources than the Company. In the acoustics and imaging product groups, the Company competes with a variety of domestic and foreign competitors that are generally of the same approximate size as the Company.

     Container Inspection Systems Division

     The majority of the competition for the Container Inspection Systems Division is European-based. In general, these competitors are larger and offer a broader product range than the Company. There are also three significant domestic competitors, two of which are larger companies similar in size and product breadth to the European competitors. The Company believes that it does not have any significant competition in the market for leak detection in glass bottles with metal caps. The Company's policy is to compete by offering technically advanced, innovative products that feature better performance than those offered by competitors.

5.   Sources and Availability of Raw Materials

     The products of both divisions generally utilize mechanical and electrical components that are readily available from a wide variety of domestic and foreign vendors. In certain cases, the Company produces components internally, utilizing its labor force and machine shop capability. Some components are specially designed for specific products and are purchased from a single vendor. A ceramic component that is used in the seismic hydrophone product is purchased from a single vendor, Motorola Corp., although the Company believes that there are other vendors that possess the capability to provide a replacement component. The Company's glass flotation products are also purchased from a single vendor, Holophane Corp., although similar products could be obtained from other vendors. The Company has not experienced any problems with the supply of its raw materials and it believes that its sources of supply are adequate for its present and future requirements.

6.   Dependence on Major Customers.

     Although the Company has a number of major customers, during the first nine months of fiscal 1996, no one customer represented more than 10% of the Company's total revenue. During the first nine months of fiscal 1996, sales to the Miller Brewing Company represented approximately 9% of the Company's sales and approximately 15% of the sales of the Container Inspection Systems Division. The Company does not have a written purchase agreement with Miller Brewing Company, other than a purchase order.

7.   Patents, Trademarks and Other Agreements

     The Company possesses several patents pertaining to the design and manufacture of its products. Several names utilized by the Company are also trademarked. It is the Company's policy to

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seek patent protection on products and designs that it considers important to its future. However, the Company believes that quality and technical superiority, rather than patent protection, are the most important criteria for its future success.

     The Company does not license any of its patents or designs to others at this time. The Company is currently a licensee under a non-exclusive license pertaining to the design of its seismic hydrophone product from The Penn State Research Foundation.

8.   Government Approvals and Contracts

     There are no government approvals required for any of the products currently manufactured by the Company. Certain products of the Undersea Systems Division cannot be sold to certain countries under U.S. export controls. The Company does not anticipate that these export restrictions will be removed in the near future.

     During the first nine months of fiscal 1996, approximately 10% of the sales of the Undersea Systems Division were derived from military procurement contracts, particularly contracts with the U.S. Navy. Accordingly, these revenues will continue to be subject to the risks of changes in government appropriations and changes in national defense policies and priorities. There can be no assurance that the U.S. Navy will continue to purchase the Company's products.

9.   Effect of Government Regulations

     The Company is not aware of any government regulations or pending legislation that would affect the future sale of its products.

10.  Research and Development

     The Company maintains an internal staff of engineers and external consultants with experience and expertise in the technologies it utilizes. The majority of research and development programs are internally funded. Research and development expenditures were $914,000 and $598,000, for the fiscal years ended September 30, 1994 and 1995, respectively; and $431,000 and $441,000, for the nine months ended July 2, 1995 and June 30, 1996, respectively. In addition, the Company has an ongoing technical consulting agreement with William D. McElroy, an expert in undersea acoutics.

11.   Environmental Protection Regulations

     The Company believes that its compliance with current federal, state, and local environmental regulations will not have a material adverse effect on its capital expenditures, earnings, or competitive position.


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12.  Employees

     As of June 30, 1996, the Company employed 63 full-time individuals, 13 of whom were engaged in research and development, 26 in manufacturing and 24 in sales, marketing and administrative positions. None of the Company's employees is covered by a collective bargaining agreement. The Company believes that it maintains good relations with its employees.


ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

     The Company's Common Stock is traded over-the-counter and is listed on the OTC Bulletin Board under the symbol BTHS. The Company has applied for listing of its Common Stock on the Nasdaq SmallCap market and expects said listing to be effective following the effectiveness of this registration statement.

     The following table sets forth the high and low bid information for the Company's Common Stock for the periods shown. Said quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

Quarter Ended               High    Low

     December 31, 1993     $ 3.50  $2.75
     March 31, 1994          3.50   2.00
     June 30, 1994           2.75   1.50
     September 30, 1994      2.25   1.50
     December 31, 1994       2.50   1.75
     March 31, 1995          3.75   1.50
     June 30, 1995           5.25   1.88
     September 30, 1995      7.25   5.25
     December 31, 1995       7.25   3.50
     March 31, 1996          7.50   4.25
     June 30, 1996          16.00   6.00

     As of September 30, 1996, there were approximately 310 holders of record of the Company's Common Sock.

     The Company has never declared dividends on its Common Stock and does not anticipate paying dividends in the foreseeable future.


                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    BENTHOS, INC.



                                    By /s/ JOHN L. COUGHLIN
                                       ------------------------
                                         John L. Coughlin,
                                          President



Date: December 26, 1996





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